SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nuvola, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

67076J 106

(CUSIP Number)

Mitchell A. Saltz

c/o Nuvola, Inc.

7333 East Doubletree Ranch Road, Suite D-250

Scottsdale, Arizona 85258

(480) 219-8439

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert S. Kant, Esq.

Greenberg Traurig, LLP

2375 East Camelback Road, Suite 700

Phoenix, Arizona 85016

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67076J 106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Mitchell A. Saltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,138,385(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,138,385(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,138,385(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.53%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Includes 23,335,854 shares of Common Stock held by Stockbridge Enterprises, L.P., of which Mitchell A. Saltz beneficially owns 100% of the general partner and the limited partner through various entities and trusts; 1,227,677 shares of Common Stock held by VSRA Holdings, L.L.C., of which Mitchell A. Saltz beneficially owns 100% of the membership interests through various entities and trusts; 2,087,050 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Stockbridge Enterprises, L.P.; and 487,804 shares of Common Stock issuable upon conversion of an 8% convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.41 per share.

(2) Based on 35,904,033 shares of Common Stock outstanding on December 31, 2015, plus 2,087,050 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Stockbridge Enterprises, L.P. and 487,804 shares of Common Stock issuable upon conversion of an 8% convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.41 per share.

CUSIP No. 67076J 106

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stockbridge Enterprises, L.P. I.R.S. Identification No. 27-0467220
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,910,708(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,910,708(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,910,708(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.34%(4)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(3) Includes 23,335,854 shares of Common Stock held by Stockbridge Enterprises, L.P.; 2,087,050 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Stockbridge Enterprises, L.P.; and 487,804 shares of Common Stock issuable upon conversion of an 8% convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.41 per share.

(4) Based on 35,904,033 shares of Common Stock outstanding on December 31, 2015, plus 2,087,050 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Stockbridge Enterprises, L.P. and 487,804 shares of Common Stock issuable upon conversion of an 8% convertible promissory note held by Stockbridge Enterprises, L.P., calculated based on the conversion price of $0.41 per share.

CUSIP No. 67076J 106

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Nuvola, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7333 East Doubletree Ranch Road, Suite D-250, Scottsdale, Arizona 85258.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by the following persons (together, the “Reporting Persons”): (i) Mitchell A. Saltz, an individual (“Saltz”), and (ii) Stockbridge Enterprises, L.P., a Nevada limited partnership (“Stockbridge”). Saltz beneficially owns 100% of the general partner and the limited partner of Stockbridge through various entities and trusts. As a result of the foregoing, Saltz may be deemed beneficially to own the securities of the Issuer owned by Stockbridge.

The Reporting Persons have entered into a Joint Filing Agreement dated as of January 11, 2016, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b) The business address of Saltz is c/o Nuvola, Inc., 7333 East Doubletree Ranch Road, Suite D-250, Scottsdale, Arizona 85258. The address of the principal office of Stockbridge is c/o Nuvola, Inc., 7333 East Doubletree Ranch Road, Suite D-250, Scottsdale, Arizona 85258. The principal business of Stockbridge is investments.

(c) Saltz is a director of the Issuer. The address of the Issuer is 7333 East Doubletree Ranch Road, Suite D-250, Scottsdale, Arizona 85258.

(d) During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The individual Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Stockbridge received an aggregate of 23,325,854 shares of Common Stock (the “Stockbridge Shares”) in exchange for 19,000,000 units of membership interests (the “Stockbridge Units”) of Modern Round, L.L.C., a Nevada limited liability company (“Modern Round”), pursuant to an Agreement and Plan of Merger, dated as of December 31, 2015, by and among the Issuer, Nuvola Merger Sub, LLC, a Nevada limited liability company and wholly owned subsidiary of the Issuer, and Modern Round (the “Merger Agreement”). Stockbridge also received (i) options to purchase shares of Common Stock (the “Options”) in exchange for options to purchase units of membership interests of Modern Round (the “Modern Round Options”), which are currently exercisable for the purchase of 2,087,050 shares of Common Stock, and (ii) an 8% convertible promissory note convertible into shares of Common Stock (the “Note”) converted from an 8% convertible promissory note convertible into units of membership interests of Modern Round (the “Modern Round Note”), which is currently convertible into 487,804 shares of Common Stock, calculated based on the conversion price of $0.41 per share. In November 2014, Stockbridge received 10,000 shares of Common Stock as a dividend in connection with the spin-off of the Issuer by its former parent company, Bollente Companies, Inc. (the “Prior Stockbridge Shares”).

VSRA Holdings, L.L.C., a Nevada limited liability company over which Saltz holds the beneficial interest (“VSRA”), received an aggregate of 1,227,677 shares of Common Stock (the “VSRA Shares”) in exchange for 1,000,000 units of membership interests of Modern Round (the “VSRA Units”), pursuant to the Merger Agreement.

The Merger Agreement was filed with the Securities and Exchange Commission on January 7, 2016 on a Current Report on Form 8-K. The transactions contemplated by the Merger Agreement closed on December 31, 2015.

CUSIP No. 67076J 106

Item 4.	Purpose of the Transaction

Stockbridge received the Stockbridge Shares in exchange for the Stockbridge Units; Stockbridge received the Options in exchange for the Modern Round Options; and the Modern Round Note held by Stockbridge converted into the Note, pursuant to the Merger Agreement. Stockbridge received the Prior Stockbridge Shares as a dividend in connection with the spin-off of the Issuer by its former parent company, Bollente Companies, Inc.

VSRA received the VSRA Shares in exchange for the VSRA Units pursuant to the Merger Agreement.

Subject to ongoing evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Stockbridge beneficially owns 23,335,854 shares of Common Stock, 2,087,050 shares of Common Stock issuable upon exercise of the Options, and 487,804 shares of Common Stock issuable upon conversion of the Note, which represent approximately 67.34% of the outstanding shares of Common Stock. By reason of Saltz holding 100% of the beneficial interest of Stockbridge and VSRA, Saltz may be deemed to beneficially own 27,138,385 shares of Common Stock, which represent approximately 70.53% of the outstanding shares of Common Stock.

(b) Stockbridge has the sole power to vote and sole power to dispose of 23,335,854 shares of Common Stock, 2,087,050 shares of Common Stock issuable upon exercise of the Options, and 487,804 shares of Common Stock issuable upon conversion of the Note, which represent approximately 67.34% of the outstanding shares of Common Stock. By reason of Saltz holding 100% of the beneficial interest of Stockbridge and VSRA, Saltz may be deemed to have the sole power to vote and sole power to dispose of 27,138,385 shares of Common Stock, which represent approximately 70.53% of the outstanding shares of Common Stock.

CUSIP No. 67076J 106

(c) No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.	Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of January 11, 2016.

CUSIP No. 67076J 106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: January 11, 2016	/s/ Mitchell A. Saltz
Mitchell A. Saltz

STOCKBRIDGE ENTERPRISES, L.P.

	By:	Stockbridge Management Group, LLC
	Its:	General Partner

	By:	/s/ Mitchell A. Saltz
	Name:	Mitchell A. Saltz
	Title:	Manager

CUSIP No. 67076J 106

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of January 11, 2016

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Nuvola, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

Dated: January 11, 2016	/s/ Mitchell A. Saltz
Mitchell A. Saltz

STOCKBRIDGE ENTERPRISES, L.P.

	By:	Stockbridge Management Group, LLC
	Its:	General Partner

	By:	/s/ Mitchell A. Saltz
	Name:	Mitchell A. Saltz
	Title:	Manager